Ex-99.77E: Legal Proceedings

In 2007, the Stock Index Fund, the Large Cap Core Fund and the Large Cap Value Fund were shareholders of the Tribune Company (“Tribune”). In December of 2007, as a part of a leveraged buy-out transaction (the “LBO”), Tribune was converted from a public company to a privately-held company. Tribune later filed for bankruptcy.

On December 7, 2010, Northern Funds was named as a defendant and a putative member of the proposed defendant class of shareholders named in an adversary proceeding (the “Committee Action”) brought by The Official Committee of Unsecured Creditors of Tribune Company (the “Committee”) in the U.S. Bankruptcy Court for the District of Delaware, in connection with Tribune’s bankruptcy proceeding. On June 2, 2011, a second suit was initiated by certain creditors of Tribune in the Delaware Superior Court with respect to claims related to the LBO (Niese et al. v. A.G. Edwards, Inc. et al.), in which Northern Funds was named as a defendant. On June 2, 2011 the indenture trustees, on behalf of certain noteholders of Tribune, filed a third suit and named Northern Funds as a defendant in the U.S. District Court for the Northern District of Illinois (Deutsche Bank Trust Co. et al. v. Ohlson Enterprises et al.) and a fourth suit and named Northern Funds as a defendant in the U.S. District Count for the Southern District of New York (Deutsche Bank Trust Co. et al. v Sirius International Insurance Corp. et al.). Each of these cases, along with others brought by the indenture trustees and other individual creditors, has now been consolidated into a Multi-District Litigation proceeding, pending in the Southern District of New York (the “District Court”). The cases attempt to “clawback” the proceeds paid out in connection with the LBO.

The Tribune bankruptcy plan was confirmed by the U.S Bankruptcy Court on July 23, 2012, and became effective on December 31, 2012.

The former shareholder defendants filed motions to dismiss, each of which were granted by the District Court. The District Court’s order dismissing the actions by the individual creditors was affirmed on appeal by the Second Circuit Court of Appeals (the “Second Circuit Decision”). The Plaintiffs in the individual creditor actions have filed a Petition for Writ of Certiorari requesting review of the Second Circuit Decision by the United States Supreme Court, which Petition remains pending. The motion to dismiss the Committee Action was also granted by the District Court. It is expected that the Plaintiff in the Committee Action will seek appellate review in the Second Circuit Court of Appeals.

The value of the proceeds received by the Stock Index Fund in the LBO was approximately $790,000, which includes proceeds of approximately $372,000 received by the NIF Equity Index Portfolio, which was acquired by the Stock Index Fund in 2012. The value of the proceeds received by the Large Cap Core Fund and the Large Cap Value Fund in the LBO was approximately $308,000 and $26,520,000, respectively. The Fund cannot predict the outcome of these proceedings, but an adverse decision could have a material impact on the Fund’s net asset value. The Fund intends to vigorously defend these actions.

In December 2007, the Mid Cap Index Fund (the “Fund”), as a shareholder of Lyondell Chemical Company (“Lyondell”), participated in a cash out merger of Lyondell in which it received $48/share of merger consideration. Lyondell later filed for bankruptcy and two entities created by the Lyondell bankruptcy plan of reorganization initiated lawsuits seeking to recover, or clawback, proceeds received by shareholders, including the Fund, in the December 2007 merger, based on fraudulent transfer claims.

The first action, Edward S. Weisfelner, as Trustee of the LB Creditor Trust v. Fund 1, et al. (the “Creditor Action”), was initiated on October 22, 2010 in the U.S. Bankruptcy Court for the Southern District of New York. The Bankruptcy Court recommended the dismissal of the action, and the plaintiff objected to the recommendation (and alternatively sought a stay of the dismissal) from the U.S. District Court for the Southern District of New York (until review is completed by the U.S. Supreme Court in a different matter).

The second action, Edward S. Weisfelner, as trustee of the LB Litigation Trust v. Hofmann, et al. (the “Litigation Action”), was initiated as a putative defendant class action on December 23, 2010, in the U.S. Bankruptcy Court for the Southern District of New York. The Fund, while not expressly named, was included in the definition of the putative class of defendants. A claim for intentional fraudulent transfer under the U.S. Bankruptcy Code was the only remaining claim in this action.

Limited discovery occurred in both actions.

On April 21, 2017, the U.S. Bankruptcy Court for the Southern District of New York issued a decision in two cases captioned Edward S. Weisfelner, as Litigation Trustee of the LB Litigation Trust v. Blavatnik, et. al, and Edward S. Weisfelner, as Litigation Trustee of the LB Litigation Trust v. NAG Investments LLC, in which the Bankruptcy Court made certain key findings in favor of the defendants in those actions that the Bankruptcy Court noted “may well be dispositive of some or all of the remaining issues” in the Creditor Action and the Litigation Action. The trustee appealed certain aspects of the decision but ultimately did not oppose subsequent motions to dismiss filed by defendants in the Creditor Action and the Litigation Action.

On August 16, 2017, the U.S. District Court for the Southern District of New York remanded the Creditor Action to the U.S. Bankruptcy Court for the Southern District. On September 5, 2017, the U.S. Bankruptcy Court entered orders dismissing, with prejudice, the Creditor Action and the Litigation Action against the Fund and other defendants in those actions.